

June 4, 2013

Joseph J. Greco
Chief Executive Officer
Southern Connecticut Bancorp, Inc.
215 Church Street
New Haven, Connecticut 06510

> **Re:** **Southern Connecticut Bancorp, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed March 12, 2013**
> **File No. 001-32219**

Dear Mr. Greco:

We have completed our review of your filing as of April 1, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief